Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

Pinnacle Bankshares Corporation and Virginia Bank Bankshares, Inc. Push

Merger Process Forward with Amendment to Merger Agreement

ALTAVISTA, Va. and DANVILLE, Va., June 9, 2020 — Pinnacle Bankshares Corporation (OTCQX: PPBN) (“Pinnacle”) and Virginia Bank Bankshares, Inc. (OTC Pink: VABB) (“Virginia Bank”) today jointly announced that they will be moving forward with their planned merger and have entered into an amendment to the initial Agreement and Plan of Reorganization, dated January 21, 2020, between Pinnacle and Virginia Bank (the “Agreement”)

The effects of the COVID-19 pandemic on the companies’ local economies, financial markets and other conditions prompted both companies to modify their respective financial projections and reevaluate the terms of the merger. The amendment to the Agreement was unanimously approved by the boards of directors of both companies today.

Under the terms of the amended Agreement, Virginia Bank shareholders will have the opportunity to elect to receive either $16.00 in cash (the “Cash Consideration”), or 0.5400 shares per share of Pinnacle common stock (the “Stock Consideration”) for each share of Virginia Bank common stock held, subject to allocation and proration such that 60% of the Virginia Bank common shares will be exchanged for the Stock Consideration and 40% of the shares will be exchanged for the Cash Consideration.

Relative to the initial Agreement, the amended Agreement includes the same Cash Consideration ($16.00 per share), an adjusted exchange ratio (0.5400 compared to 0.5000 shares offered in the initial Agreement), and a higher percentage of shares of Virginia Bank common stock that will receive the Cash Consideration (40% compared to 30% under the initial Agreement). All other terms of the transaction will remain substantially the same. In addition, Pinnacle intends to issue $7.0 million of subordinated debt in connection with the merger and plans to maintain a dividend payout policy that appropriately balances providing returns in the form of a cash dividend with retaining earnings to mitigate economic uncertainties and capitalize growth.

Based upon Pinnacle’s 10-trading day average stock price of $19.73 as of June 8, 2020, the implied aggregate deal value was $23.5 million. This represents an 11% market premium per share to Virginia Bank’s closing price as of June 8, 2020 and approximately 96% of Virginia Bank’s tangible book value as of the most recent quarter. With the amended transaction terms and updated financial projections, the transaction is now expected to be 37.7% accretive to Pinnacle’s updated 2021 financial projections. Pinnacle expects to issue to Virginia Bank shareholders approximately 594,692 shares of Pinnacle common stock in the merger.

Aubrey H. “Todd” Hall, III, Pinnacle’s President and Chief Executive Officer, stated, “Although the economic environment is much different due to the impact of the COVID-19 pandemic, the strategic merits of this transaction have not changed. In fact, we believe there is a stronger case than ever for a combined company that will be better equipped to weather the current headwinds and be positioned to take advantage of the eventual recovery. With some enhancements to deal terms resulting from adjustments to our respective financial projections, I believe we have developed a solid plan that will allow our two institutions to move the merger process and our partnership forward.”

Donald W. Merricks, President and Chief Executive Officer of Virginia Bank, said, “During the recent economic downturn we have worked together as partners to address the impact on our banks and to focus on our shared vision for the future of our combined institution. These unprecedented times have not changed our belief that the combination of our neighboring community banks will allow us to better serve our local communities and increase shareholder value. Further, with the revised, higher exchange ratio, Virginia Bank shareholders that receive the Stock Consideration should benefit from any future increases in Pinnacle’s stock price at a faster rate than they would under the original exchange ratio.”

The transaction is now expected to be completed at the end of the third quarter or early in the fourth quarter of 2020, subject to the approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

About Pinnacle

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia. The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst and the City of Lynchburg. The Company has a total of 10 branches with two located in the Town of Altavista, where the Bank was founded. Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. The Company also recently opened a loan production office in Charlottesville, Virginia. First National Bank is in its 112th year of operation.

About Virginia Bank

Virginia Bank Bankshares, Inc. is the bank holding company for Virginia Bank and Trust Company. Founded in 1945, Virginia Bank and Trust Company is a state-chartered commercial bank headquartered in Danville, Virginia, with seven banking offices located in Danville and Chatham, Virginia. The bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking.

Caution Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about (i) the benefits and impact of the proposed merger between Pinnacle and Virginia Bank, (ii) Pinnacle’s and Virginia Bank’s plans, obligations, expectations, beliefs and intentions, including Pinnacle’s dividend strategy after completion of the merger and (iii) other statements in the press release that are not historical facts. Words such as “anticipates,” “believes,” “projects,” “potential,” “intends,” “should,” “expects,” “will,” “may,” and variations of similar expressions often accompany forward-looking statements. These statements are based on the beliefs of the respective managements of Pinnacle and Virginia Bank as to the expected outcome of future events as of the date hereof and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in or implied by forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger or the ongoing COVID-19 pandemic; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources, and the other factors.

Forward-looking statements speak only as of the date of the press release. All of the forward-looking statements made in this press release are expressly qualified by the cautionary statements contained herein. Readers are cautioned not to rely on the forward-looking statements contained in this press release, as no assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, their ultimate impact on the results of operations or financial condition of Pinnacle or Virginia Bank. Additional information about the proposed merger and the factors that may impact the forward-looking statements may be found in the registration statement on Form S-4 that Pinnacle will file with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.”

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger, Pinnacle will file with the SEC a registration statement on Form S-4 with respect to the offering of Pinnacle common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Pinnacle and Virginia Bank and a prospectus of Pinnacle. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Pinnacle may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

Pinnacle, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pinnacle and Virginia Bank in connection with the merger. Information about the directors and executive officers of Pinnacle and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Contacts

Pinnacle Bankshares Corporation

Aubrey H. “Todd” Hall, III, President and Chief Executive Officer

434-369-3000 or toddhall@1stnatbk.com

Virginia Bank Bankshares, Inc.

Donald W. Merricks, President and Chief Executive Officer

434-793-6411 or dmerricks@vabanktr.com